UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 1, 2022

(Date of earliest event reported)

WELIVV, INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11620

Delaware	81-2513851
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

501 Silverside Road, Ste #366

Wilmington, DE 19809

(Full mailing address of principal executive offices)

(646) 519-4336

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class B Non-Voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 9. Other Events.

Termination of Offering.

On June 01, 2022, the Board of Directors (“Board”) of WeLivv, Inc. (the “Company” or “we,” or “our”) elected to terminate its present Regulation A Offering, effective as of June 4, 2022, as authorized by its Form 1-A Offering Circular.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeLivv, Inc.
a Delaware corporation

by:	/s/ Andrew Christodoulides
Name:	Andrew Christodoulides
Its:	Chief Executive Officer
Date:	June 7, 2022

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